Exhibit 15.1

To the Board of Directors and Stockholders of

ABVC BioPharma, Inc

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of ABVC BioPharma, Inc and its subsidiaries for the nine-month periods ended September 30, 2023 and 2022, as the Company is initially filed on November 15, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
January 12, 2024	Certified Public Accountants
PCAOB ID No. 1171